SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2013

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR JULY TRAFFIC GROWS 120,000 (+1%)

RECORD 80.1M PAX CARRIED IN YEAR TO JULY 13 (+3%)

Ryanair, Europe's only ultra-low cost carrier (ULCC), today (1 Aug) released passenger and load factor stats for July 2013, with its monthly traffic increasing by 120,000 (up 1%) to 8.84m passengers over July 2012. Ryanair's rolling 12-month traffic to July 2013 rose by 3% to a record 80.1m passengers, as follows:

	Jul 12	Jul 13	Change	Yr to Jul 13
Passengers	8.72M	8.84M	+1%	80.1M (+3%)
Load Factor	88%	88%	-	82%

ENDS

For further information
please contact:

                           Robin Kiely                                                                                       Joe Carmody
                           Ryanair Ltd                                                                                       Edelman Ireland
                           Tel: +353-1-8121212                                                                         Tel: +353-1-6789333
                           press@ryanair.com                                                                         ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 01 August, 2013

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary